Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Amendment No. 2 to the Registration Statement on Form S-1, as filed with the Securities and Exchange Commission, of our report dated June 29, 2021, with respect to the consolidated balance sheets of Modular Medical, Inc. as of March 31, 2021 and 2020 and the related consolidated statements of operations, stockholders’ equity/(deficit), and cash flows for the years then ended. Our report dated June 29, 2021, relating to those consolidated financial statements, includes an emphasis of matter paragraph relating to uncertainty as to Modular Medical, Inc.’s ability to continue as a going concern. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Farber Hass Hurley LLP

Chatsworth, California

February 7, 2022